Exhibit 99.1

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to hold Business Update Webcast

Calgary, Alberta (April 29, 2024) – Suncor (TSX: SU) (NYSE: SU) will host a webcast to provide investors with a Business Update on May 21, 2024 at 7:30 a.m. MT (9:30 a.m. ET).

The webcast will provide a near term business outlook, including an update on progress made by the Company to lower its breakeven cost per barrel and increase shareholder returns. Representing management will be Rich Kruger, President and Chief Executive Officer; Kris Smith, Chief Financial Officer; Peter Zebedee, Executive Vice President, Oil Sands; and Dave Oldreive, Executive Vice President, Downstream. A question and answer period with analysts will follow. Troy Little, Vice President, Investor Relations, will host the call.

To listen to the webcast, please join here.

If you are an analyst and would like to participate in the Q&A period, please register here.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com.

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com